SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: Tuesday, May 24, 2011

Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson Sr. V.P., Chief Financial Officer Shaw Communications Inc.

This prospectus supplement (the “Prospectus Supplement”) together with the accompanying short form base shelf prospectus dated November 18, 2010 to which it relates, as amended or supplemented (the “Prospectus”), constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).
Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4, telephone number: (403) 750-4500, and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT
To the base shelf prospectus dated November 18, 2010

New Issue	May 20, 2011
SHAW COMMUNICATIONS INC.
$300,000,000
12,000,000 Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A
Shaw Communications Inc. (“Shaw” or the “Corporation”) is hereby qualifying the distribution (the “Offering”) of 12,000,000 Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) of the Corporation at a price of $25.00 per Series A Share. See “Details of the Offering” and “Plan of Distribution”.
The holders of Series A Shares will be entitled to receive, as and when declared by the board of directors of the Corporation (the “Board”) out of moneys of the Corporation properly available for the payment of dividends, fixed cumulative preferential cash dividends for the initial five-year period (the “Initial Fixed Rate Period”) from and including the date of issue of the Series A Shares to, but excluding, June 30, 2016, at an annual rate of $1.125 per Series A Share, payable quarterly on the last day of March, June, September and December in each year (less any tax required to be deducted and withheld by the Corporation). If any such date is not a business day, the dividend will be paid on the next succeeding business day. Assuming an issue date of May 31, 2011, the first dividend, if declared, will be payable September 30, 2011 in the amount of $0.376 per Series A Share.
For each five-year period after the Initial Fixed Rate Period (each a “Subsequent Fixed Rate Period”, as defined herein), the holders of Series A Shares shall be entitled to receive, as and when declared by the Board, fixed cumulative preferential cash dividends, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate (as defined herein) for such Subsequent Fixed Rate Period by $25.00 (less any tax required to be deducted and withheld by the Corporation). The Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period will be determined by the Corporation on the Fixed Rate Calculation Date (as defined herein) and will be equal to the sum of the Government of Canada Yield (as defined herein) on the Fixed Rate Calculation Date plus a spread of 2.00%. This spread will apply to both the Series A Shares and the Series B Shares (as defined herein) and will remain unchanged over the life of the Series A Shares. See “Details of the Offering”.
The Series A Shares shall not be redeemable prior to June 30, 2016. On June 30, 2016, and on June 30 in every fifth year thereafter, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior written notice, redeem for cash all or any part of the outstanding Series A Shares by the payment of $25.00 per Series A Share plus all accrued and unpaid dividends to the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation). See “Details of the Offering”.
Option to Convert into Series B Shares
The holders of the Series A Shares will have the right to convert all or any of their Series A Shares into Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”) of the Corporation, subject to certain conditions, on June 30, 2016 and on June 30 in every fifth year thereafter. The holders of the Series B Shares will be entitled to receive, as and when declared by the Board, quarterly floating rate cumulative preferential cash dividends payable on the last day of March, June, September and December in each year (each such quarterly dividend period is referred to as a “Quarterly Floating Rate Period”, as defined herein) in the amount per Series B Share determined by multiplying the Floating Quarterly Dividend Rate (as defined herein) for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year (less any tax required to be deducted and withheld by the Corporation). If any such date is not a business day, the dividend will be paid on the next succeeding business day. The Floating Quarterly Dividend Rate will be the annual rate equal to the sum of the T-Bill Rate (as defined herein) on the applicable Floating Rate Calculation Date (as defined herein) plus a spread of 2.00%. See “Details of the Offering”.
The Series A Shares and Series B Shares are series of shares in the same class. The conversion right entitles holders to elect periodically which of the two series they wish to hold and does not entitle holders to receive a different class or type of securities.

Price: $25.00 per Series A Share to initially yield 4.50% per annum

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Corporation(2)
Per Series A Share	$25.00	$0.75	$24.25
Total	$300,000,000	$9,000,000	$291,000,000

(1)
The Underwriters’ fee for the Series A Shares is $0.25 for each Series A Share sold to certain institutions by closing of the Offering, and $0.75 per Series A Share for all other Series A Shares purchased by the Underwriters (as defined herein). The Underwriters’ fee indicated in the table above and in note 3 below assumes that no Series A Shares are sold to such institutions.

(2)	Before deducting the estimated expenses of the Offering of approximately $500,000. The expenses of the Offering and the Underwriters’ fee will be paid from the general funds of the Corporation.
There is no market through which the Series A Shares may be sold and purchasers may not be able to resell Series A Shares purchased under this Prospectus Supplement. This may affect the pricing of the Series A Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Series A Shares and the extent of issuer regulation. See “Risk Factors”.
The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Series A Shares and Series B Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX, which, in respect of the Series A Shares, must occur on or before August 17, 2011.
It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about May 31, 2011, or such later date as the Corporation and the Underwriters may agree but in any event not later than June 7, 2011. See “Details of the Offering”.
The terms of the Offering were determined by negotiations between the Corporation and TD Securities Inc., CIBC World Markets Inc., RBC Dominion Securities Inc, Scotia Capital Inc., National Bank Financial Inc., and BMO Nesbitt Burns Inc. (collectively, the “Underwriters”).
The Underwriters, as principals, conditionally offer the Series A Shares, subject to prior sale, if, as and when issued by the Corporation to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Fraser Milner Casgrain LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.
Subscriptions for Series A Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Series A Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Series A Shares will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Series A Shares are purchased. See “Depository Services”.
Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Series A Shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Series A Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Series A Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Series A Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.
In the opinion of counsel, subject to the provisions of any particular plan, the Series A Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for certain tax-exempt trusts. See “Eligibility for Investment”.
Investing in the Series A Shares involves certain risks. See “Risk Factors” in the accompanying Prospectus and in this Prospectus Supplement.

Prospectus Supplement
Prospectus

ABOUT THIS PROSPECTUS	3

WHERE YOU CAN FIND MORE INFORMATION	3

FORWARD LOOKING STATEMENTS	5

BUSINESS OF THE CORPORATION	6

USE OF PROCEEDS	6

EARNINGS COVERAGE	7

DESCRIPTION OF DEBT SECURITIES	7

DESCRIPTION OF EQUITY SECURITIES	18

DESCRIPTION OF WARRANTS	22

DESCRIPTION OF SHARE PURCHASE CONTRACTS	23

DESCRIPTION OF UNITS	24

CERTAIN INCOME TAX CONSIDERATIONS	24

RISK FACTORS	24

LEGAL MATTERS	25

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	26

PLAN OF DISTRIBUTION	26

PRIOR SALES	26

PRICE RANGE AND TRADING VOLUME OF SHAW SHARES	27

EXPERTS	28

PURCHASERS’ STATUTORY RIGHTS	28

AUDITORS’ CONSENT	29

CERTIFICATE OF SHAW COMMUNICATIONS INC.	30

IMPORTANT NOTICE ABOUT THIS PROSPECTUS SUPPLEMENT AND THE
ACCOMPANYING PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering.
You should rely on the information contained in, or incorporated by, reference in this Prospectus Supplement and the Prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell Series A Shares in any jurisdiction where the offer or sale is not permitted by law.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the Prospectus. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Shaw Communications Inc., Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 (telephone (403) 750-4500) or by accessing those disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.
The following documents, which were filed with the securities commission or other similar authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:
(a)	the annual information form of Shaw dated November 5, 2010;
(b)
the audited consolidated balance sheets of Shaw as at August 31, 2010 and 2009 and the statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the years ended August 31, 2010, 2009 and 2008, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the year ended August 31, 2010;
(d)
the unaudited consolidated balance sheet of Shaw as at February 28, 2011, and statements of income and retained earnings (deficit), statements of comprehensive income and accumulated other comprehensive income (loss), and statements of cash flows for the six months ended February 28, 2011 and 2010;

(e)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the six months ended February 28, 2011; and
(f)	the management proxy information circular dated November 23, 2010 relating to the annual general meeting of shareholders of the Corporation held on January 13, 2011.
Any documents of the type referred to in the preceding paragraph or similar material, including all annual information forms, all information circulars, all financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, and all updated earnings coverage ratio information filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of any offering under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement.
Any statement contained in this Prospectus Supplement or the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement or the Prospectus to the extent that a statement contained in this Prospectus Supplement or the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement and the Prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made.

FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used herein, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “target”, “guideline”, “goal” and other similar expressions generally identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to Shaw’s future success. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of Shaw’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors Shaw believes are appropriate in the circumstances. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, industry structure and stability, government regulation and the integration of recent acquisitions.
Shaw cannot guarantee future results, levels of activity, performance or achievements. Many factors, including those not within Shaw’s control, could cause Shaw’s actual results, performance or achievements to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:
•	general economic, market or business conditions and industry trends;
•	opportunities (or lack thereof) that may be presented to and pursued by Shaw;
•	Shaw’s ability to execute its strategic plans;
•	changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies;
•	changing conditions in the entertainment, information and communications industries;
•	changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States;
•	Shaw’s status as a holding company with separate operating subsidiaries;
•	risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States;
•	other risks and uncertainties described from time to time in Shaw’s reports and filings with Canadian and U.S. securities regulatory authorities; and
•	additional risks described under “Risk Factors” in the Prospectus.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, Shaw’s actual results, performance or achievements may vary materially from those described herein. Consequently, all of the forward-looking statements made in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein or therein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. The Corporation provides certain financial guidance for future performance incorporated by reference herein as the Corporation believes that certain investors, analysts and others utilize such information in order to assess the Corporation’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Corporation’s financial guidance may not be appropriate for other purposes.

The forward-looking statements (and such risks, uncertainties and other factors) contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein are made only as of the date of such document and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any of the forward-looking statements contained herein to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
SHAW COMMUNICATIONS INC.
Shaw is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw’s total revenue for the years ended August 31, 2010 and 2009 was approximately $3.7 billion and $3.4 billion, respectively. As at August 31, 2010, Shaw had assets of approximately $10.2 billion. Shaw’s total revenue for the six-month period ended February 28, 2011 was approximately $2.3 billion. As at February 28, 2011, Shaw had assets of approximately $12.5 billion.
On October 27, 2010, Shaw closed its purchase (the “Canwest Acquisition”) of 100% of the over-the-air and specialty television businesses of Canwest Global Communications Corp. (“Canwest”), including all of CW Investments Co., the company that owned the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”). The aggregate purchase price for the Canwest broadcasting assets, including the amounts paid prior to closing to acquire certain shares of CW Investments Co. from affiliates of Goldman Sachs Capital Partners and the debt assumed at the CW Media Group level, was approximately $2 billion.
For further information relating to the business of Shaw, please refer to Shaw’s annual information form incorporated by reference into this Prospectus Supplement. Shaw’s executive offices are at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4; telephone number (403) 750-4500.
USE OF PROCEEDS
The net proceeds from the Offering will be used for working capital and general corporate purposes.
CAPITALIZATION
There have been no material changes in the share and loan capital of the Corporation on a consolidated basis from February 28, 2011 to the date of this Prospectus Supplement. After giving effect to the Offering, the shareholders’ equity of the Corporation will increase by the amount of the net proceeds of the Offering and the issued and outstanding Series A Shares will increase to the number of Series A Shares issued pursuant to the Offering. The net proceeds of the Offering will be part of the Corporation’s cash balance.
DETAILS OF THE OFFERING
The Corporation is authorized to issue an unlimited number of Class 2 Preferred Shares, issuable in series and, with respect to each series, the Board is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations. The following is a summary of certain provisions of the Series A Shares, as a series, and the Series B Shares, as a series, each of which represents a series of Class 2 Preferred Shares of Shaw. See “Description of Equity Securities” in the Prospectus, for a description of the general terms and provisions of the Class 2 Preferred Shares as a class. The Corporation will furnish on request a copy of the text of the provisions attaching to the Class 2 Preferred Shares as a class and the Series A Shares and Series B Shares, each as a series, and such provisions will also be available on SEDAR at www.sedar.com.
Definition of Terms
The following definitions are relevant to the Series A Shares and the Series B Shares.
“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.00%.
“Dividend Payment Date” means the last day of March, June, September and December in each year, or if such date is not a business day, the next succeeding business day.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.00%.
“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.
“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR <Index> Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR <Index> Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars, at 100% of its principal amount on such date with a term to maturity of five years.
“Initial Fixed Rate Period” means the period from and including the date of issue of the Series A Shares to, but excluding, June 30, 2016.
“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing June 30, 2016.
“Quarterly Floating Rate Period” means the period from and including a Quarterly Commencement Date to, but excluding, the next succeeding Quarterly Commencement Date.
“Series A Conversion Date” means June 30, 2016, and June 30 in every fifth year thereafter.
“Series B Conversion Date” means June 30, 2021, and June 30 in every fifth year thereafter.
“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period from and including June 30, 2016 to, but excluding, June 30, 2021, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to, but excluding, June 30 in the fifth year thereafter.
“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on three-month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.
Certain Provisions of the Series A Shares
Issue Price
The Series A Shares will have an issue price of $25.00 per share.
Dividends on Series A Shares
During the Initial Fixed Rate Period, the holders of the Series A Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board, out of the moneys of the Corporation properly available for the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.125 per share, payable quarterly on each Dividend Payment Date in each year (less any tax required to be deducted and withheld by the Corporation). The first dividend, if declared, shall be payable on September 30, 2011, and, notwithstanding the foregoing, shall be in the amount per Series A Share determined by multiplying $1.125 by the number of days in the period from and including the date of issue of the Series A Shares to, but excluding, September 30, 2011, and dividing that product by 365 (less any tax required to be deducted and withheld by the Corporation).
During each Subsequent Fixed Rate Period, the holders of the Series A Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board, out of the moneys of the Corporation properly available for the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00 (less any tax required to be deducted and withheld by the Corporation).

On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series A Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series A Shares.
Redemption of Series A Shares
The Series A Shares shall not be redeemable prior to June 30, 2016. Subject to the provisions described under “Restrictions on Payments and Reductions of Capital”, on June 30, 2016, and on June 30 in every fifth year thereafter, the Corporation may, at its option, redeem all or any part of the Series A Shares by the payment of an amount in cash for each Series A Share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon to, but excluding, the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation). Should any such date not be a business day, the redemption date will be the next succeeding business day.
Notice of any redemption of Series A Shares will be given by the Corporation not more than 60 days and not less than 30 days prior to the date fixed for redemption. If less than all of the outstanding Series A Shares are at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board so decides, such shares may be redeemed pro rata (disregarding fractions).
If the Corporation gives notice to the holders of the Series A Shares of the redemption of all of the Series A Shares, the right of a holder of Series A Shares to convert such Series A Shares shall terminate and the Corporation shall not be required to give notice to the registered holders of the Series A Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or the conversion right of holders of Series A Shares.
Conversion of Series A Shares into Series B Shares
The Series A Shares shall not be convertible prior to June 30, 2016. Holders of Series A Shares shall have the right to convert on each Series A Conversion Date, subject to restrictions on conversion described below, all or any of their Series A Shares into Series B Shares on the basis of one Series B Share for each Series A Share. Notice of a holder’s intention to convert Series A Shares must be received by the transfer agent and registrar for the Series A Shares at its principal office in Toronto or Calgary not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, the applicable Series A Conversion Date. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable.
The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series A Conversion Date, send notice to the then registered holders of the Series A Shares of the conversion right and a form of notice by which the conversion right may be exercised. On the 30th day prior to each Series A Conversion Date, the Corporation shall give notice to the then registered holders of the Series A Shares of the Annual Fixed Dividend Rate for the Series A Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series B Shares for the next succeeding Quarterly Floating Rate Period.
Holders of Series A Shares shall not be entitled to convert their shares into Series B Shares if the Corporation determines that there would remain outstanding on a Series A Conversion Date less than 1,000,000 Series B Shares, after having taken into account all Series A Shares tendered for conversion into Series B Shares and all Series B Shares tendered for conversion into Series A Shares. The Corporation shall give notice thereof to all affected registered holders of the Series A Shares at least seven days prior to the applicable Series A Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series A Conversion Date less than 1,000,000 Series A Shares, after having taken into account all Series A Shares tendered for conversion into Series B Shares and all Series B Shares tendered for conversion into Series A Shares, then all of the remaining outstanding Series A Shares shall be converted automatically into Series B Shares on the basis of one Series B Share for each Series A Share on the applicable Series A Conversion Date and the Corporation shall give notice thereof to the then registered holders of such remaining Series A Shares at least seven days prior to the Series A Conversion Date.
The Corporation reserves the right not to deliver Series B Shares to any person that the Corporation or its transfer agent has reason to believe is a person whose address is in, or that the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction.
The Series A Shares and Series B Shares are series of shares in the same class. The conversion right entitles holders to elect periodically which of the two series they wish to hold and does not entitle holders to receive a different class or type of securities.

Purchase for Cancellation
Subject to the provisions described under “Restrictions on Payments and Reductions of Capital”, the Corporation may at any time or times purchase for cancellation all or any part of the Series A Shares at the lowest price or prices at which, in the opinion of the Board, such shares are obtainable.
Rights on Liquidation
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series A Shares shall be entitled to receive $25.00 per Series A Share plus all accrued and unpaid dividends thereon up to, but excluding, the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation) before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Class A Participating Shares or the Class B Non-Voting Participating Shares of the Corporation (collectively, the “Shaw Shares”) or to the holders of any other shares ranking junior to the Series A Shares in any respect. After payment to the holders of the Series A Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.
Restrictions on Payments and Reductions of Capital
So long as any Series A Shares are outstanding, the Corporation shall not:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series A Shares) on the Shaw Shares or any other shares of the Corporation ranking junior to the Series A Shares with respect to payment of dividends, or

(b)
call for redemption of, purchase, reduce stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series A Shares with respect to repayment of capital or with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series A Shares and on all other preferred shares then outstanding ranking prior to or on a parity with the Series A Shares with respect to payment of dividends shall have been declared and paid or set apart for payment at the date of any such action.
Creation or Issue of Additional Shares
So long as any Series A Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series A Shares, create or issue any shares ranking prior to, or on a parity with, the Series A Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may, without such approval, create and issue shares of one or more additional series of Class 2 Preferred Shares, if all dividends then payable on the Series A Shares and Series B Shares shall have been paid or set apart for payment.
Voting Rights
Subject to the provisions of the Business Corporations Act (Alberta), holders of the Series A Shares will not be entitled to receive notice of, attend, or vote at any meeting of the shareholders of the Corporation. In the event that, at any time, the Corporation has failed to pay eight quarterly dividends on the Series A Shares which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly available for the payment of dividends, the Corporation shall take all necessary steps to nominate for election to the Board one independent candidate proposed by the holders of the Series A Shares, the Series B Shares and the holders of any other preferred shares in the capital of the Corporation in whose favour any right to nominate upon failure of the Corporation to pay dividends is then in force, all of such holders to be considered one class for the purpose of proposing such candidate.
Such candidate shall be nominated for election at the next scheduled annual shareholders’ meeting following the Corporation’s failure to pay such dividends as described in the foregoing paragraph, such election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Corporation. Until all such dividends are paid in full, such a nominee shall be nominated for election at each annual shareholders’ meeting. When such dividends are paid in full, the foregoing right shall be extinguished and the nominee shall immediately resign. This right shall become effective again at such time as the Corporation may again fail to pay the applicable dividend for the number of quarters referred to in the foregoing paragraph.

Tax Election
The Series A Shares will be “taxable preferred shares” as defined in the Tax Act for purposes of the tax under Part IV.1 of the Tax Act applicable to certain corporate holders of the Series A Shares. The terms of the Series A Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that such corporate holders will not be subject to the tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series A Shares. See “Certain Canadian Federal Income Tax Considerations — Dividends”.
Modification
The series provisions attaching to the Series A Shares may be amended with the written approval of all the holders of the Series A Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.
Business Day
If any day on which any dividend on the Series A Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a business day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a business day. For the purposes hereof, “business day” shall mean a day on which banks are generally open for business in both Calgary, Alberta and Toronto, Ontario.
Certain Provisions of the Series B Shares
Issue Price
The Series B Shares will be issuable only upon conversion of Series A Shares and will have an ascribed issue price of $25.00 per share.
Dividends on Series B Shares
During each Quarterly Floating Rate Period, the holders of the Series B Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board, out of the moneys of the Corporation properly available for the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per Series B Share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year (less any tax required to be deducted and withheld by the Corporation).
On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series B Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series B Shares.
Redemption of Series B Shares
Subject to the provisions described under “Restrictions on Payments and Reductions of Capital”, the Corporation may redeem all or any part of the Series B Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of redemptions on any Series B Conversion Date on or after June 30, 2021, or (ii) $25.50 in the case of redemptions on any date after June 30, 2016 that is not a Series B Conversion Date, in each case plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation). Should any such date not be a business day, the redemption date will be the next succeeding business day.
Notice of any redemption of Series B Shares will be given by the Corporation not more than 60 days and not less than 30 days prior to the date fixed for redemption. If less than all of the outstanding Series B Shares are at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board so decides, such shares may be redeemed pro rata (disregarding fractions).

If the Corporation gives notice to the holders of the Series B Shares of the redemption of all of the Series B Shares, the right of a holder of Series B Shares to convert such Series B Shares shall terminate and the Corporation shall not be required to give notice to the registered holders of the Series B Shares of an Annual Fixed Dividend Rate, a Floating Quarterly Dividend Rate or the conversion right of holders of Series B Shares.
Conversion of Series B Shares into Series A Shares
The Series B Shares shall not be convertible prior to June 30, 2021. Holders of Series B Shares shall have the right to convert on each Series B Conversion Date, subject to restrictions on conversion described below, all or any of their Series B Shares into Series A Shares on the basis of one Series A Share for each Series B Share. Notice of a holder’s intention to convert Series B Shares must be received by the transfer agent and registrar for the Series B Shares at its principal office in Toronto or Calgary not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series B Conversion Date. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable.
The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series B Conversion Date, send notice to the then registered holders of the Series B Shares of the conversion right and a form of notice by which the conversion right may be exercised.
On the 30th day prior to each Series B Conversion Date, the Corporation shall give notice to the then registered holders of the Series B Shares of the Annual Fixed Dividend Rate for the Series A Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series B Shares for the next succeeding Quarterly Floating Rate Period.
Holders of Series B Shares shall not be entitled to convert their shares into Series A Shares if the Corporation determines that there would remain outstanding on a Series B Conversion Date less than 1,000,000 Series A Shares, after having taken into account all Series A Shares tendered for conversion into Series B Shares and all Series B Shares tendered for conversion into Series A Shares. The Corporation shall give notice thereof to all affected registered holders of the Series B Shares at least seven days prior to the applicable Series B Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series B Conversion Date less than 1,000,000 Series B Shares, after having taken into account all Series A Shares tendered for conversion into Series B Shares and all Series B Shares tendered for conversion into Series A Shares, then all of the remaining outstanding Series B Shares shall be converted automatically into Series A Shares on the basis of one Series A Share for each Series B Share on the applicable Series B Conversion Date and the Corporation shall give notice thereof to the then registered holders of such remaining Series B Shares at least seven days prior to the Series B Conversion Date.
The Corporation reserves the right not to deliver Series A Shares to any person that the Corporation or its transfer agent has reason to believe is a person whose address is in, or that the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction.
The Series A Shares and Series B Shares are series of shares in the same class. The conversion right entitles holders to elect periodically which of the two series they wish to hold and does not entitle holders to receive a different class or type of securities.
Purchase for Cancellation
Subject to the provisions described under “Restrictions on Payments and Reductions of Capital”, the Corporation may at any time or times purchase for cancellation all or any part of the Series B Shares at the lowest price or prices at which, in the opinion of the Board, such shares are obtainable.
Rights on Liquidation
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series B Shares shall be entitled to receive $25.00 per Series B Share plus all accrued and unpaid dividends thereon up to, but excluding, the date fixed for payment or distribution (less any tax required to be deducted and withheld by the Corporation) before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Shaw Shares or to the holders of any other shares ranking junior to the Series B Shares in any respect. After payment to the holders of the Series B Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

Restrictions on Payments and Reductions of Capital
So long as any Series B Shares are outstanding, the Corporation shall not:
(a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series B Shares) on the Shaw Shares or any other shares of the Corporation ranking junior to the Series B Shares with respect to payment of dividends, or

(b)
call for redemption of, purchase, reduce stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series B Shares with respect to repayment of capital or with respect to payment of dividends, unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series B Shares and on all other preferred shares then outstanding ranking prior to or on a parity with the Series B Shares with respect to payment of dividends shall have been declared and paid or set apart for payment at the date of any such action.
Creation or Issue of Additional Shares
So long as any Series B Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series B Shares, create or issue any shares ranking prior to, or on a parity with, the Series B Shares with respect to repayment of capital or payment of dividends, provided that the Corporation may, without such approval, create and issue shares of one or more additional series of Class 2 Preferred Shares, if all dividends then payable on the Series A Shares and Series B Shares shall have been paid or set apart for payment.
Voting Rights
Subject to the provisions of the Business Corporations Act (Alberta), holders of the Series B Shares will not be entitled to receive notice of, attend, or vote at any meeting of the shareholders of the Corporation. In the event that, at any time, the Corporation has failed to pay eight quarterly dividends on the Series B Shares which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly available for the payment of dividends, the Corporation shall take all necessary steps to nominate for election to the Board one independent candidate proposed by the holders of the Series A Shares, the Series B Shares and the holders of any other preferred shares in the capital of the Corporation in whose favour any right to nominate upon failure of the Corporation to pay dividends is then in force, all of such holders to be considered one class for the purpose of proposing such candidate.
Such candidate shall be nominated for election at the next scheduled annual shareholders’ meeting following the Corporation’s failure to pay such dividends as described in the foregoing paragraph, such election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Corporation. Until all such dividends are paid in full, such a nominee shall be nominated for election at each annual shareholders’ meeting. When such dividends are paid in full, the foregoing right shall be extinguished and the nominee shall immediately resign. This right shall become effective again at such time as the Corporation may again fail to pay the applicable dividend for the number of quarters referred to in the foregoing paragraph.
Tax Election
The Series B Shares will be “taxable preferred shares” as defined in the Tax Act for purposes of the tax under Part IV.1 of the Tax Act applicable to certain corporate holders of the Series B Shares. The terms of the Series B Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that such corporate holders will not be subject to the tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series B Shares. See “Certain Canadian Federal Income Tax Considerations — Dividends”.
Modification
The series provisions attaching to the Series B Shares may be amended with the written approval of all the holders of the Series B Shares outstanding or by at least two-thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.
Business Day
If any day on which any dividend on the Series B Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a business day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a business day. For the purposes hereof, “business day” shall mean a day on which banks are generally open for business in both Calgary, Alberta and Toronto, Ontario.

DEPOSITORY SERVICES
The Series A Shares and Series B Shares will be issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). The Corporation will cause a global certificate or certificates representing any newly issued Series A Shares or Series B Shares to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of Series A Shares or Series B Shares must be exercised through, and all payments or other property to which such holder of Series A Shares or Series B Shares, as the case may be, is entitled, will be made or delivered by, CDS or the CDS Participant through which the holder of Series A Shares or Series B Shares holds such shares. Each person who acquires Series A Shares or Series B Shares will receive only a customer confirmation of purchase from the registered dealer from or through which the Series A Shares or Series B Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Series A Shares or Series B Shares.
The ability of a beneficial owner of Series A Shares or Series B Shares to pledge such shares or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.
The Corporation has the option to terminate registration of the Series A Shares and Series B Shares through the book entry only system, in which event certificates for Series A Shares and Series B Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.
Neither the Corporation nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Series A Shares or Series B Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Series A Shares or Series B Shares; or (c) any advice or representation made by or with respect to CDS and those contained in this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and persons, other than CDS Participants, having an interest in the Series A Shares or Series B Shares must look solely to CDS Participants for payments made by or on behalf of the Corporation to CDS in respect of the Series A Shares or Series B Shares.
If (i) required by applicable law, (ii) the book entry only system ceases to exist, (iii) CDS advises the Corporation that it is no longer willing or able to discharge properly its responsibilities as depository with respect to the Series A Shares or Series B Shares and the Corporation is unable to locate a qualified successor, or (iv) the Corporation, at its option, decides to terminate the book entry only system, then certificates representing the Series A Shares and Series B Shares, as applicable, will be made available.
RATINGS
The Series A Shares have been rated Pfd-3 by DBRS Limited (“DBRS”) and P-3 by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”) (DBRS and S&P are each a “Rating Agency”). The rating trend from DBRS is stable. Ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies’ ratings for preferred shares range from a high of Pfd-1 to a low of D for DBRS and from a high of P-1 to a low of D for S&P.
A Pfd-3 rating by DBRS is the third highest of six categories granted by DBRS. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.
A P-3 rating by S&P is the third highest of eight categories granted by S&P. According to the S&P rating system, while securities rated P-3 are regarded as having significant speculative characteristics, they are less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from P-1 to P-5 may be modified by “high” and “low” grades which indicate relative standing within the major rating categories. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

The ratings accorded to the Series A Shares by the Rating Agencies are not recommendations to purchase, hold or sell such shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating of the Series A Shares may negatively affect the quoted market price, if any, of such shares.
PLAN OF DISTRIBUTION
Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated May 20, 2011 between the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 12,000,000 Series A Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principal, such Series A Shares at a price of $25.00 per Series A Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.25 per Series A Share issued and sold by the Corporation to certain institutions, and $0.75 per Series A Share for all other Series A Shares issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $9,000,000, assuming that no Series A Shares are sold to such institutions. The Underwriters’ fee is payable on the Offering Closing Date.
The terms of the Offering were established through negotiations between the Corporation and the Underwriters.
The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Series A Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Series A Shares, provided that, if the aggregate number of Series A Shares not purchased is less than or equal to 10% of the aggregate number of Series A Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Series A Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Series A Shares if any Series A Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.
The Underwriters propose to offer the Series A Shares initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Series A Shares offered by this Prospectus Supplement at such price, the selling price may be decreased and may be further changed from time to time to an amount not greater than $25.00. In the event the selling price of the Series A Shares is reduced, the compensation realized by the Underwriters will be lower by the amount by which the aggregate price paid by the purchasers for the Series A Shares is less than the gross proceeds paid by the Underwriters to the Corporation for the Series A Shares. Any such reduction will not affect the proceeds received by the Corporation.
Subscriptions for Series A Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.
The TSX has conditionally approved the listing of the Series A Shares and Series B Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSX, which, in respect of the Series A Shares, must occur on or before August 17, 2011.
The Corporation has agreed that it shall not issue, agree to issue, or announce an intention to issue, any additional preferred shares or other securities convertible into, or exchangeable for, preferred shares of the Corporation prior to 90 days after the Offering Closing Date without the prior consent of TD Securities Inc. on behalf of the Underwriters, which consent shall not be unreasonably withheld.
Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Series A Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series A Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series A Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The securities to be issued hereunder have not been, and will not be, registered under the U.S. Securities Act, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).
EARNINGS COVERAGE
The following earnings coverage ratios have been calculated for the twelve-month periods ended August 31, 2010 and February 28, 2011 and give effect to:
(a)	the borrowing of approximately $1.0 billion by Shaw under its credit facility to complete the Canwest Acquisition on October 27, 2010 and effect a subsequent related debt refinancing;
(b)
the issuance on December 7, 2010 of $500 million principal amount of 5.5% senior notes due 2020 and $400 million principal amount of 6.75% senior notes due 2039 and the application of the proceeds thereof to repay in part the borrowing under (a);

(c)
an aggregate obligation of approximately US$338 million aggregate principal amount of 13.5% senior notes due 2015 of CW Media Holdings Inc., a member of the CW Media Group, becoming an obligation of the Corporation on a consolidated basis as a result of the completion of the Canwest Acquisition on October 27, 2010;

(d)
the payment by Shaw on December 21, 2010 of approximately $60 million to repurchase certain of the 13.5% senior notes due 2015 as described in the management’s discussion and analysis of financial condition and operations of Shaw with respect to the six months ended February 28, 2011 incorporated by reference herein;

(e)
the issuance on February 17, 2011 of $400 million principal amount of 6.75% senior notes due 2039 and the application of the proceeds thereof to repay borrowing under (a) and for working capital and general corporate purposes; and

(f)	the issuance of 12,000,000 Series A Shares pursuant to the Offering and the application of the proceeds thereof as described under “Use of Proceeds”.

	Twelve Months Ended,
	August 31, 2010	February 28, 2011

Ratio of Earnings to Interest(1)	2.64	2.50

Note:

(1)	Earnings are net income before the deduction of interest on long-term debt and income taxes.
PRICE RANGE AND TRADING VOLUME OF SHAW SHARES
The Class B Non-Voting Participating Shares of the Corporation are listed on the Toronto Stock Exchange under the symbol SJR.B and New York Stock Exchange under the symbol SJR. The Class A Participating Shares of the Corporation are listed on the TSX Venture Exchange under the symbol SJR.A. The following table sets forth the monthly price range and volume traded on the identified Canadian marketplace for the Class A Participating Shares and Class B Non-Voting Participating Shares.

	TSX Venture – C$	TSX – C$
	SJR.A	SJR.B
May 2010
High	23.00	19.64
Low	20.25	18.37
Volume	5,211	21,123,857

June 2010
High	23.00	20.20
Low	20.55	18.90
Volume	7,828	20,818,474

July 2010
High	22.80	20.71
Low	21.58	19.24
Volume	9,217	14,834,947

	TSX Venture – C$	TSX – C$
	SJR.A	SJR.B
August 2010
High	24.00	21.96
Low	22.70	20.10
Volume	4,601	19,077,213

September 2010
High	25.24	22.84
Low	22.87	21.70
Volume	4,041	22,041,954

October 2010
High	25.00	23.50
Low	23.00	21.65
Volume	3,175	22,236,093

November 2010
High	25.99	21.97
Low	22.55	20.25
Volume	5,201	22,503,949

December 2010
High	25.58	21.60
Low	22.90	20.40
Volume	2,612	21,250,461

January 2011
High	25.39	21.50
Low	22.60	20.00
Volume	4,243	18,655,789

February 2011
High	25.00	21.98
Low	23.76	20.50
Volume	1,852	18,662,491

March 2011
High	25.00	20.86
Low	22.50	19.81
Volume	12,816	19,277,783

April 2011
High	24.00	20.90
Low	21.70	19.10
Volume	4,980	21,063,377

May 1-19, 2011
High	24.49	20.78
Low	21.00	19.80
Volume	4,655	7,617,683
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Fraser Milner Casgrain LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters, the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the provisions of the Tax Act to a prospective purchaser of Series A Shares pursuant to this Prospectus Supplement (a “Holder”) who, at all relevant times, for the purposes of the Tax Act, is (or is deemed to be) resident in Canada, holds the Series A Shares and will hold the Series B Shares, as applicable, as capital property, deals at arm’s length with the Corporation and is not affiliated with the Corporation. Generally, the Series A Shares or Series B Shares will be considered to be capital property to a Holder provided the Holder does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Series A Shares or Series B Shares as capital property may, in certain circumstances, be entitled to have them and all other “Canadian securities” (as defined in the Tax Act) owned by them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders who will not hold their Series A Shares or their Series B Shares, as applicable, as capital property should consult their own tax advisers with respect to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for the purpose of the “mark-to-market property” rules; (ii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; or (iv) which has made a “functional currency” election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency. Any such Holder should consult its own tax advisors with respect to an investment in the Series A Shares.
This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and counsel’s understanding of the current administrative and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary assumes the Proposals will be enacted in the form proposed; however, no assurance can be given that the Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder of Series A Shares or Series B Shares. No representations are made with respect to the income tax consequences to any particular Holder. Consequently, prospective Holders should consult their own tax advisers with respect to their particular circumstances for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Series A Shares or the Series B Shares, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.
Dividends
Dividends (including deemed dividends) received (or deemed to be received) on the Series A Shares or the Series B Shares, as the case may be, by an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Individuals are entitled to an enhanced gross-up and dividend tax credit in respect of “eligible dividends” received from taxable Canadian corporations, such as the Corporation, if such dividends have been designated as eligible dividends by the Corporation at or before the time of payment. By notice in writing on the Corporation’s website, the Corporation has designated all dividends paid by the Corporation in 2006 and subsequent years to be “eligible dividends” within the meaning of the Tax Act unless otherwise notified.
Dividends received by a Holder who is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.
Dividends (including deemed dividends) received on the Series A Shares or the Series B Shares, as the case may be, by a Holder which is a corporation will be included in computing the Holder’s income and will generally be deductible in computing the Holder’s taxable income. A “private corporation”, as defined in the Tax Act, or any other corporation controlled (whether by reason of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series A Shares or the Series B Shares, as the case may be, to the extent such dividends are deductible in computing its taxable income.
The Series A Shares and the Series B Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the Series A Shares and the Series B Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series A Shares or the Series B Shares.
Dispositions
A Holder who disposes of or is deemed to dispose of Series A Shares or Series B Shares (on the redemption of such shares or otherwise but not including on a conversion of Series A Shares into Series B Shares or a conversion of Series B Shares into Series A Shares) will generally realize a capital gain (or a capital loss) to the extent that the Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series A Shares or Series B Shares, as the case may be, will generally not be included in computing the Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Series A Shares or Series B Shares, as the case may be. See “— Redemption” below. If the Holder is a corporation, any capital loss arising on a disposition of a Series A Share or a Series B Share, as the case may be, may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received (or deemed to be received) on the Series A Share or Series B Share or any share which was converted into such share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such Holders should consult their own tax advisors.

Generally, one-half of any capital gain will be included in computing the Holder’s income in the year of disposition as a taxable capital gain and one-half of any capital loss (an “allowable capital loss”) must be deducted from the Holder’s taxable capital gains in the year of disposition. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other taxation years. Capital gains realized by an individual may give rise to a liability for alternative minimum tax. A “Canadian-controlled private corporation”, as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2/3% on their “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of taxable capital gains, but not dividends or deemed dividends that are deductible in computing taxable income).
Redemption
If the Corporation redeems Series A Shares or Series B Shares, or otherwise acquires or cancels Series A Shares or Series B Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. Generally, any excess of the amount paid over the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “— Dispositions” above. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.
Conversion
The conversion of Series A Shares into Series B Shares and the conversion of Series B Shares into Series A Shares will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Holder of the Series B Shares or Series A Shares, as the case may be, received on the conversion will, subject to the cost averaging rules contained in the Tax Act for identical properties, be deemed to be equal to the Holder’s adjusted cost base of the converted Series A Shares or Series B Shares, as the case may be, immediately before the conversion.
RISK FACTORS
An investment in the Series A Shares offered hereunder involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference therein, prospective purchasers of Series A Shares should consider carefully the risk factors set forth below, as well as the risk factors referenced in the accompanying Prospectus under the heading “Risk Factors”.
Market for Securities
There is currently no market through which the Series A Shares may be sold and purchasers of Series A Shares may not be able to resell the Series A Shares purchased under this Prospectus Supplement. The price offered to the public for the Series A Shares and the number of Series A Shares to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Series A Share may bear no relationship to the price at which the Series A Shares will trade in the public market subsequent to this Offering. The Corporation cannot predict at what price the Series A Shares will trade and there can be no assurance that an active trading market will develop for the Series A Shares or, if developed, that such market will be sustained. The Corporation has applied to list and post for trading the Series A Shares and Series B Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There can be no assurance that the Series A Shares and Series B Shares will be accepted for listing on the TSX.
Market Price
The market price of the Series A Shares and Series B Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Series A Shares and Series B Shares in the marketplace, failure to meet analysts’ expectations, any public announcements made in regard to this Offering, the impact of various tax laws or rates and general market conditions or the worldwide economy. In recent years, stock markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Series A Shares and Series B Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Prevailing yields on similar securities will affect the market value of the Series A Shares and Series B Shares. Assuming all other factors remain unchanged, the market value of the Series A Shares and Series B Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over the Government of Canada Yield, T-Bill Rate and comparable benchmark rates of interest for similar securities will also affect the market value of the Series A Shares and the Series B Shares in an analogous manner.
Dividends
Provisions of various trust indentures and credit arrangements to which the Corporation is a party restrict the Corporation’s ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation’s ability to declare and pay dividends on the Series A Shares and Series B Shares. The dividend rate in respect of the Series A Shares will reset on September 30, 2016 and every five years thereafter. The dividend rate in respect of the Series B Shares will reset quarterly. In each case, the new dividend rate is unlikely to be the same as, and may be lower than, the dividend rate for the applicable preceding dividend period.
Investments in the Series B Shares, given their floating interest component, entail risks not associated with investments in the Series A Shares. The resetting of the applicable rate on a Series B Share may result in a lower yield compared to fixed rate Series A Shares. The applicable rate on a Series B Share will fluctuate in accordance with fluctuations in the T-Bill Rate on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Corporation has no control. See “Details of the Offering — Dividends on Series B Shares”.
Credit Ratings
The credit ratings applied to the Series A Shares are an assessment, by the Rating Agencies, of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Series A Shares may affect the market price or value and the liquidity of the Series A Shares. There is no assurance that any credit rating assigned to the Series A Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. See “Credit Ratings”.
Insolvency or Winding-Up
The Series A Shares and Series B Shares are equity capital of the Corporation which rank equally with other Class 2 Preferred Shares, if any, in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation’s assets must be used to pay liabilities and other debt before payments may be made on the Series A Shares, Series B Shares and other Class 2 Preferred Shares, if any.
Automatic Conversion
An investment in the Series A Shares, or in the Series B Shares, as the case may be, may become an investment in Series B Shares, or in Series A Shares, without the consent of the holder in the event of an automatic conversion in the circumstances described under “Details of the Offering — Conversion of Series A Shares into Series B Shares” and “Details of the Offering — Conversion of Series B Shares into Series A Shares”. Upon automatic conversion of the Series A Shares into Series B Shares, the dividend rate on the Series B Shares will be a floating rate that is adjusted quarterly by reference to the T-Bill Rate which may vary from time to time while, upon the automatic conversion of the Series B Shares into Series A Shares, the dividend rate on the Series A Shares will be, for each five-year period, a fixed rate that is determined by reference to the Government of Canada Yield on the 30th day prior to the first day of each such five-year period. In addition, holders may be prevented from converting their Series A Shares into Series B Shares in certain circumstances and holders may be prevented from converting their Series B Shares into Series A Shares in certain circumstances. See “Details of the Offering — Conversion of Series A Shares into Series B Shares” and “Details of the Offering — Conversion of Series B Shares into Series A Shares”.

No Fixed Maturity
Neither the Series A Shares nor the Series B Shares have a fixed maturity date and are not redeemable at the option of the holders of Series A Shares or the Series B Shares, as applicable. The ability of a holder to liquidate its holdings of Series A Shares and the Series B Shares, as applicable, may be limited.
Redeemable
The Corporation may choose to redeem the Series A Shares and the Series B Shares from time to time, in accordance with its rights described under “Details of the Offering —Redemption of Series A Shares” and “Details of the Offering —Redemption of the Series B Shares”, including when prevailing interest rates are lower than yield borne by the Series A Shares and the Series B Shares. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Series A Shares or the Series B Shares being redeemed. The Corporation’s redemption right also may adversely affect a purchaser’s ability to sell Series A Shares and Series B Shares.
LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon for Shaw by Fraser Milner Casgrain LLP, Calgary, Alberta and certain legal matters in connection with the Offering will be passed upon for the Underwriters by McCarthy Tétrault LLP.
As of the date of this Prospectus Supplement, the partners and associates of each of Fraser Milner Casgrain LLP and McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of Shaw’s outstanding securities.
ELIGIBILITY FOR INVESTMENT
In the opinion of Fraser Milner Casgrain LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters, subject to the provisions of any particular plan, and provided that the Series A Shares are listed at all relevant times on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX), the Series A Shares offered hereby, if issued on the date hereof, generally would be qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, deferred profit sharing plan, a tax free savings account (a “TFSA”) and a registered disability savings plan, each defined in the Tax Act.
Notwithstanding the foregoing, if the Series A Shares are a “prohibited investment” for purposes of the Tax Act, a holder will be subject to a tax on the Series A Shares held in a TFSA as set out in the Tax Act. In the 2011 Canadian federal budget, released on March 22, 2011, the Minister of Finance (Canada) proposed amendments to the Tax Act (the “RRSP/RRIF Proposals”) that, if enacted, will amongst other things, extend the “prohibited investment” rules to RRSPs and RRIFs. The Series A Shares will generally be a “prohibited investment” if the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant of the RRSP or RRIF, as applicable) does not deal at arm’s length with the Corporation, for the purposes of the Tax Act, or the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant of the RRSP or RRIF, as applicable) has a “significant interest”, within the meaning of the Tax Act, in the Corporation or in a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act.
With the dissolution of Parliament on March 26, 2011, the RRSP/RRIF Proposals were not passed by Parliament. No assurance can be given that the RRSP/RRIF Proposals will be enacted in their previously proposed form, or at all. As proposed, the RRSP/RRIF Proposals would have applied to transactions occurring and investments acquired after March 22, 2011.
Prospective investors who intended to hold Series A Shares in their TFSA, RRSP or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules in their particular circumstances.

AUDITORS’ CONSENT
We have read the prospectus supplement dated May 20, 2011 to the short form base shelf prospectus of Shaw Communications Inc. (the “Corporation”) dated November 18, 2010, relating to the offer for sale of 12,000,000 Cumulative Redeemable 5-Year Rate Reset Class 2 Preferred Shares, Series A of the Corporation (the “Prospectus Supplement”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the use, through incorporation by reference, in the Prospectus Supplement of our reports to the Shareholders of the Corporation on the consolidated balance sheets of the Corporation as at August 31, 2010 and 2009 and the consolidated statements of Income and Retained Earnings (Deficit), Comprehensive Income and Accumulated Other Comprehensive Income (Loss), and Cash Flows for each of the years in the three years ended August 31, 2010 and our report on the effectiveness of internal control over financial reporting as of August 31, 2010. Our reports are dated November 5, 2010.

May 20, 2011	(signed) Ernst & Young LLP
Calgary, Canada	Chartered Accountants

CERTIFICATE OF THE UNDERWRITERS
Dated: May 20, 2011
To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of all of the provinces of Canada.

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